Exhibit 99.1
Provident Announces October Cash Dividend

All values are in Canadian dollars unless otherwise indicated.

CALGARY, Oct. 7, 2011 /CNW/ - Provident Energy Ltd. (Provident) (TSX-PVE) (NYSE-PVX) announces its October cash dividend of $0.045 per share is payable on November 15, 2011 and will be paid to shareholders of record on October 24, 2011. The ex-dividend date will be October 20, 2011. Provident's 2011 annualized dividend rate is $0.54 per common share. Based on the current annualized dividend rate and the TSX closing price on October 6, 2011 of $8.76, Provident's yield is approximately 6.2 percent.

For shareholders receiving their dividends in U.S. funds, the October 2011 cash dividend will be approximately US$0.043 per share based on an exchange rate of 0.9588. The actual U.S. dollar dividend will depend on the Canadian/U.S. dollar exchange rate on the payment date and will be subject to applicable withholding taxes.

Provident Energy Ltd. is a Calgary-based corporation that owns and manages a natural gas liquids (NGL) infrastructure and logistics business. Provident's Midstream facilities are strategically located in Western Canada and in the premium NGL markets in Eastern Canada and the U.S. Provident provides monthly cash dividends to its shareholders and trades on the Toronto Stock Exchange and the New York Stock Exchange under the symbols PVE and PVX, respectively.

This document contains certain forward-looking statements concerning Provident, as well as other expectations, plans, goals, objectives, information or statements about future events, conditions, results of operations or performance that may constitute "forward-looking statements" or "forward-looking information" under applicable securities legislation. Such statements or information involve substantial known and unknown risks and uncertainties, certain of which are beyond Provident's control, including the impact of general economic conditions in Canada and the United States, industry conditions, changes in laws and regulations including the adoption of new environmental laws and regulations and changes in how they are interpreted and enforced, increased competition, the lack of availability of qualified personnel or management, pipeline design and construction, fluctuations in commodity prices, foreign exchange or interest rates, stock market volatility and obtaining required approvals of regulatory authorities.

Such forward-looking statements or information are based on a number of assumptions which may prove to be incorrect. In addition to other assumptions identified in this news release, assumptions have been made regarding, among other things, commodity prices, operating conditions, capital and other expenditures, and project development activities.

Although Provident believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because Provident can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by Provident and described in the forward-looking statements or information.

The forward-looking statements or information contained in this news release are made as of the date hereof and Provident undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise unless so required by applicable securities laws. The forward-looking statements or information contained in this news release are expressly qualified by this cautionary statement.

For further information:

Investor and Media Contact:

Investor Relations

Kim Anderson
Director Finance & Investor Relations
Ashley Nuell
Investor Relations & Communications Analyst
Phone (403) 231-6710
Email: info@providentenergy.com
Corporate Head Office: 2100, 250 -2nd Street SW Calgary, Alberta T2P 0C1 Phone: (403) 296-2233 Toll Free: 1-800-587-6299 Fax: (403) 264-5820 www.providentenergy.com

CO: Provident Energy Ltd.

CNW 12:20e 07-OCT-11